UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Form SD
____________________
Specialized Disclosure Report

CSP Inc.
(Exact name of registrant as specified in its charter)

Massachusetts (State of incorporation)	0-10843 (Commission File Number)	04-2441294 (I.R.S Employer Identification No.)

175 Cabot St, Suite 210, Lowell MA (Address of principal executive offices)	01854 (Zip Code)

Gary W. Levine (978) 663-7598 (Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of CSP Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2015 to December 31, 2015.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report. A copy of the Company’s Conflict Minerals Report is available at http://www.cspi.com/compliance/.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of CSP, Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSP INC.

Date: May 25, 2016	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer